
Mail Stop 3561

April 15, 2008

<u>Via Fax & U.S. Mail</u>

Mr. Josh Hirsberg
Chief Financial Officer
Boyd Gaming Corporation
3883 Howard Hughes Parkway, Ninth Floor
Las Vegas NV 89169

> **Re: Boyd Gaming Corporation**
> **Form 10-K for the year ended December 31, 2007**
> **File No. 001-12882**

Dear Mr. Hirsberg:

We have reviewed your filing and have the following comments. We think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the year ended December 31, 2007

Financial Statements

Note 18. Segment Information, page 94

1. Your attention is invited to the regulations governing the presentation and use of non-GAAP financial measures in filed documents as set forth in Item 10(e) of Regulation S-X. For example, these rules prohibit adjustments to non-GAAP financial performance measures for certain items identified as "non-recurring, infrequent or unusual" as well as for many recurring items. The staff of the Division of Corporation Finance has also prepared a related FAQ dated June 13, 2003 to clarify their views regarding the use of such measures. Item 18 of that FAQ clarifies our view regarding segment disclosures that are "required to be disclosed" by GAAP. Specifically, the measure of profit or loss for each segment that is reported to the CODM for purposes of making decisions about allocating resources and assessing performance is not considered to be a non-GAAP financial measure in this context. These measures may be reported in the financial statement footnotes and discussed in MD&A.

   Your footnote presentation appears to extend beyond the measures and reconciliations required to be disclosed by SFAS 131. Further, you support your presentation as you would any non-GAAP financial measure by disclosing the reasons why you believe that it provides useful information to investors. We refer to the Footnotes on pages 96 and 97. We are not persuaded that this presentation is fully covered by Items 18 and 19 of the FAQ or that its inclusion in the footnotes to your financial statements is appropriate. Further, reference is made to your MD&A discussions. You appear to be discussing additional line items of your income statement on a non-GAAP basis as well. For example, you discuss corporate expense net of share-based charges rather than comparing the amounts that are reported in your GAAP income statement.

   In support of your presentation, and to facilitate our understanding of the degree to which your current disclosures are appropriate, please provide us with a representative copy of the reports regularly utilized by the CODM and a copy of the information presented to the Board of Directors. Upon review of that information, we may have further comments.

Schedule 14A filed April 2, 2008

Compensation Discussion & Analysis, page 13

2. In future filings, please disclose for the most-recently ended fiscal year the performance targets to be achieved in order for your executive officers to earn annual

and long-term incentive compensation. To the extent you believe that disclosure of the targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation for such conclusion. Please also note that to the extent that you have an appropriate basis for omitting the specific targets, you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors. General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient. Please provide insight into the factors considered by the committee prior to the awarding of performance-based compensation such as historical analyses prior to the granting of these awards or correlations between historical bonus practice and the incentive parameters set for the relevant fiscal period.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Amy Geddes at 202-551-3304 or Margery Reich at 202-551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief